August 7, 2024

Haitham Khouri
Chief Executive Officer
Perimeter Solutions, SA
28, Boulevard F.W. Raiffeisen
L-2411 Luxembourg
Grand Duchy of Luxembourg
352 2668 62-1

       Re: Perimeter Solutions, SA
           Registration Statement on Form S-4
           Filed July 31, 2024
           File No. 333-281134
Dear Haitham Khouri:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jason Licht, Esq.